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The filing of Schedule 13G for the Estate of Joe Frank Sanderson is late because the SEC failed to provide a Form ID# timely or properly.



                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934


                        SANDERSON FARMS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                                800013
                            (Cusip Number)





Check the following box if a fee is being paid with this statement  /   /.
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial Ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficially ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  800013             13G       Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESTATE OF JOE FRANK SANDERSON
     64-6213477

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


 3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Estate subject to the laws of the State of Mississippi

5.  SOLE VOTING POWER

     3,273,385

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     3,184,654

8.  SHARED DISPOSITIVE POWER

     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     3,273,385 (See Item 4 of this Schedule 13G)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      22.8%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

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CUSIP NO.:  800013                      Page 3 of 5 Pages

                            Schedules 13G

Item 1(a).     Name of Issuer:

          Sanderson Farms, Inc. (the"Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(a).     Name of Person Filing:

          Estate of Joe Frank Sanderson

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:

          c/o Joe F. Sanderson, Jr. or William R. Sanderson
          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(c).     Citizenship:

          Estate subject to the laws of the State of Mississippi

Item 2(d).     Title of Class of Securities:

          Common Stock, $1.00 per share par value.

Item 2(e).     Cusip Number:

          800013

Item 3.   Not Applicable.


Item 4.   Ownership

          The paragraphs below set forth information for each of the reporting persons with respect to the following:

         (a)  amount beneficially owned;
                  3,273,385

         (b)  percent of class; and
                  22.8%
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CUSIP NO.:  800013                      Page 4 of 5 Pages

          (c)  number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote;
                      3,273,385
               (ii) share power to vote or to direct the vote;
                            -0-
               (iii)sole power to dispose or to direct the disposition of;
                      3,184,654
               (iv) shared power to dispose or to direct the disposition of.
                            -0-

On January 4, 1998, Joe Frank Sanderson died. The 3,273,385 shares that Joe Frank Sanderson beneficially owned are now beneficially owned by the Estate of Joe Frank Sanderson (the "Estate"). The co-executors of the Estate are Joe Frank Sanderson's sons, Joe F. Sanderson, Jr. and William R. Sanderson. The amount in this report includes 3,184,654 shares owned of record by the Estate and 88,731 shares allocated to the Estate's account under the Employee Stock Ownership Plan of Sanderson Farms, Inc. and affiliates (the "ESOP"), with respect to each of which amount the co-executors of the Estate share voting power. The co-executors share investment power with respect to the 3,184,654 shares owned of record by the Estate. The trustees of the ESOP share investment power over the 88,731 shares allocated to the Estate's account under the ESOP.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership or More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

Material to be filed as Exhibits:

            None.

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CUSIP NO.:  800013                      Page 5 of 5 Pages

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 1998

                                   /s/Joe F. Sanderson, Jr., Executor
                                   JOE FRANK SANDERSON

                                  /s/William R. Sanderson
                                   WILLIAM R. SANDERSON